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                                                                      Exhibit 12

                THE BLACK & DECKER CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (Millions of Dollars Except Ratios)

                                                       Year Ended December 31,                        Three Months Ended
                                        -----------------------------------------------------   --------------------------------
                                          2000        1999        1998       1997      1996      April 1, 2001     April 2, 2000
                                        --------    --------   ---------   --------  --------   --------------     -------------
EARNINGS:
--------

Earnings (loss) from continuing
 operations before income taxes         $  404.6    $  441.3   $  (588.3)  $  349.5  $  202.7   $         47.3     $        87.4

Share of equity income of 50% -or- less
 owned affiliates, net of distributed
  income                                       -         0.1        (1.2)      (5.4)     (5.2)            (5.3)             (5.2)

Interest expense                           148.3       126.3       145.3      132.7     140.1             34.6              35.1

Dividends on subsidiary
 preferred shares                            0.3           -           -        1.4       2.0              2.7                 -

Portion of rent expense
 representative of an interest
 factor                                     27.6        27.7        26.9       25.2      23.5              6.9               6.9
                                        --------    --------   ---------   --------  --------   --------------     -------------
Adjusted earnings (loss) from
 continuing operations before taxes
 and fixed charges                      $  580.8    $  595.4   $  (417.3)  $  503.4  $  363.1   $         86.2     $       124.2
                                        ========    ========   =========   ========  ========   ==============     =============

FIXED CHARGES:
-------------

Interest expense                        $  148.3    $  126.3   $   145.3   $  132.7  $  140.1   $         34.6     $        35.1

Dividends on subsidiary
 preferred shares                            0.3           -           -        1.4       2.0              2.7                 -

Portion of rent expense
 representative of an interest
 factor                                     27.6        27.7        26.9       25.2      23.5              6.9               6.9
                                        --------    --------   ---------   --------  --------   --------------     -------------
Total fixed charges                     $  176.2    $  154.0   $   172.2   $  159.3  $  165.6   $         44.2     $        42.0
                                        ========    ========   =========   ========  ========   ==============     =============

RATIO OF EARNINGS TO FIXED CHARGES           3.3         3.9         (a)        3.2       2.2              2.0               3.0
                                        ========    ========   =========   ========  ========   ==============     =============


          (a) Adjusted earnings (loss) before income taxes for the year ended December 31, 1998, were insufficient to cover fixed charges by the amount of $589.5 million. Included in earnings (loss) before income taxes for the year ended December 31, 1998, were a restructuring charge of $164.7 million, gain on sale of businesses of $114.5 million, and a write-off of goodwill in the amount of $900.0 million as a result of a change in the Corporation's method of evaluating impairment from an undiscounted cash flow basis to a discounted cash flow basis.